

November 7, 2012

Via E-mail
William Amelio
President and Chief Executive Officer
CHC Helicopter S.A.
4740 Agar Drive
Richmond, BC V7B 1A3, Canada

> **Re:** **CHC Helicopter S.A.**
> **Registration Statement on Form S-4**
> **Filed October 31, 2012**
> **File No. 333-184656**

Dear Mr. Amelio:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the offer to exchange 9.250% Senior Secured Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2. We note the news reports regarding the incident on October 22, 2012 in the North Sea involving one of your aircraft and the resulting decision to put on hold all flights using EC225 and Super Puma aircraft. Please include a recent developments section addressing the incident and the potential impact on the company or tell us why you believe this information in not material.

William Amelio
CHC Helicopter S.A.
November 7, 2012
Page 2

<u>Exhibit 5.2</u>

3. Counsel may examine such documents as it deems appropriate to render its opinion but may not limit its opinion to certain documents. Please have counsel revise the first full paragraph on page 2 to clarify that it has examined all other documents it has deemed necessary to render its opinion. Similarly, please have counsel revise Section 6.2 of Exhibit 5.3.

4. Please have counsel revise Assumption 4(d) on page 2 as it is inappropriate for counsel to assume that there have been no amendments or supplements to agreements to which the Issuer or a Relevant Entity is a party.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

<u>Via E-mail</u>
Louis Lehot
Sheppard, Mullin, Richter & Hampton LLP